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                           NEXTEL INTERNATIONAL, INC.
                            10700 PARKRIDGE BOULEVARD
                                    SUITE 600
                             RESTON, VIRGINIA 20191


                                 March 15, 2001


Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C.  20549

               Re:  Form S-1 (File No. 333-44060)

Ladies/Gentlemen:

        On behalf of Nextel International, Inc., in accordance with Rule 477, we hereby request withdrawal of the above-referenced registration statement. In accordance with footnote 51 to Securities Act Release No. 33-7943, we understand that withdrawal of the Securities Act registration statement will also be deemed withdrawal of the Form 8-A registration statement under the Securities Exchange Act of 1934. We are requesting withdrawal after discussions with our underwriters due to current market conditions. No securities were sold in the proposed offering. Nextel International may undertake a subsequent private offering in reliance on Rule 155(c).

        If you have any questions, please contact our counsel, Lisa Stater, at
(404) 581-8255.

                                     NEXTEL INTERNATIONAL, INC.


                                     By:      /s/ ROBERT J. GILKER
                                           -----------------------------------
                                           Robert J. Gilker
                                           Vice President and General Counsel